DRAFT

TRANSGLOBE ENERGY CORPORATION ANNOUNCES

BOARD OF DIRECTORS CHANGES

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, March 28, 2022 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces changes to the Company's Board of Directors.

CHANGES TO THE BOARD OF DIRECTORS

Retiring Director

As part of the Board succession plan and following the appointment of Ms. Jennifer Kaufield to TransGlobe’s Board of Directors in January 2022, Mr. Steven Sinclair chose to retire from the Board effective March 25, 2022.  Ms. Kaufield has assumed the role of Audit Committee Chair and the Audit Committee will consist of Ms. Jennifer Kaufield, Mr. Edward LaFehr, and Mr. Ross Clarkson.

Mr. Sinclair is a long serving director who joined TransGlobe in March 2017.  Over his tenure as an independent director of TransGlobe, Mr. Sinclair was Chair of the Audit Committee and member of the Compensation, Human Resources and Governance Committee.

Statement from Randy Neely, President and CEO

“Steve has provided valuable counsel to the management and Board at TransGlobe during his years of service.  We all benefited from his insight and financial expertise freely shared throughout his time on TransGlobe’s Board.  The directors, management and staff of TransGlobe thank Steve for his dedication and guidance, and wish him all the best in his retirement.”

Corporate Presentation

Following the publication of TransGlobe’s annual report last week, an updated corporate presentation has been posted to the Company’s website with additional details around the Company’s 2022 operating activities and impact of the amendment, consolidation and extension of its Eastern Desert concessions in Egypt.

About TransGlobe

DRAFT

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090